Ballard Power Systems Inc.

News Release

Ballard Signs Supply Agreement With Azure Hydrogen For Backup Power Systems in China

For Immediate Release – July 26, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced that it has signed an Equipment Supply Agreement (ESA) with Azure Hydrogen (Azure), Ballard’s partner in China, for the supply of 220 ElectraGenTM Telecom Backup Power fuel cell systems to be deployed in Chinese telecom networks.

The agreement includes 120 direct hydrogen ElectraGenTM-H2 systems as well as 100 methanol fuelled ElectraGenTM-ME systems. All systems covered by the agreement are expected to be delivered to Azure in Q3 and Q4 of 2013.

Ballard’s portfolio of highly reliable Telecom Backup Power fuel cell systems provides more cost-effective and environmentally-friendly solutions for extended duration runtime applications than the alternatives of lead-acid batteries and diesel generators.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated shipments, product attributes and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com